Exhibit 99.1

Mynaric receives $36 million order from Northrop Grumman

LOS ANGELES, CA, 21 March 2022—Mynaric (NASDAQ: MYNA)(FRA: M0Y) has today entered into a definitive agreement with Northrop Grumman for delivery of optical communication terminals in the framework of a U.S. government space program led by the Space Development Agency. The contract with an initial value of $36 million foresees payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024.

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.